

October 26, 2012

Via E-mail:
Mr. John J. Stephens
Senior Executive Vice President and Chief Financial Officer
AT&T Inc.
208 S. Akard St.
Dallas, TX 75202

    Re: AT&T Inc.
        Form 10-K for Fiscal Year Ended December 31, 2011
        Filed February 24, 2012
        Response dated September 27, 2012
        File No. 1-8610

Dear Mr. Stephens:

We have reviewed your response letter dated September 27, 2012 and have the following comments. As noted in our letter dated September 18, 2012, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Risk Factors, page 8

Equipment failures, natural disasters, computer hacking and terrorist attacks may materially adversely affect our operations

1. We note your response to comment 1 from our letter dated September 18, 2012. Based on your response it appears that you may have experienced one or more

security breaches or cyber attacks that did not result in a material adverse effect on your operations. If true, beginning with your next 10-Q, please simply state this fact so investors are aware that you are currently experiencing these cyber risks.

Consolidated Financial Statements

Note 6. Goodwill and Other Intangible Assets, page 47

2. Refer to your response to comment 2 from our letter dated September 18, 2012. You indicated that in May 2011 you began internally reporting the results of the portion of the operations dedicated to selling advertising to your U-verse video platform on mobile devices and through the internet portal operation separately from the Advertising Solutions segment. However, we were unable to find any disclosures related to the change in the composition of your segments in the June 30, 2011 Form 10-Q. In this regard, please provide us with the following information:

   a. The reasons for not disclosing the change in the composition of your Advertising Solutions segment, pursuant to paragraphs 34-36 of ASC 280-10-50;

   b. Tell us in detail why you believe it was appropriate to transfer the portion of the operations dedicated to selling advertising to your U-verse video platform on mobile devices and through the internet portal to the wireline segment and reporting unit;

   c. We note that you waited until the fourth quarter, when you received the valuation reports of the businesses, to record the goodwill allocations. It appears that you should have made a preliminary goodwill allocation at the time you determined to transfer the portion of the operation dedicated to selling advertising to your U-verse video platform on mobile devices and through the internet portal to the wireline segment;

   d. Why the decision to sell most of your Advertising Solution segment/reporting unit and the change in the composition of your reporting units in May 2011 were not considered triggering events at the time, for purposes of the goodwill impairment test.

Please file all correspondence over EDGAR. You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director